

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2023

Leo Lu
Chief Executive Officer
Bitfufu Inc.
111 North Bridge Road, #15-01
Peninsula Plaza, Singapore 179098

>   **Re: Bitfufu Inc.**
>   **Amendment No. 10 to Draft Registration Statement on Form F-4**
>   **Submitted June 16, 2023**
>   **CIK No. 0001921158**

Dear Leo Lu:

We have reviewed your amended draft registration statement and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue recognition
Cloud mining solutions , page F-57

1. We note your response to prior comment 2 in your May 16, 2023 response letter where you reference monthly purchase orders and the cooperation agreement ("agreement"). Please address the following to clarify our understanding of how the purchase orders and the agreement operate:
    • Explain whether the first purchase order was completed at the inception of the cooperation agreement. If not, indicate when the first purchase order was completed.
    • Clarify whether the purchase order refers back to the provisions of the agreement.
    • Tell us whether there is always a new purchase order each month. Clarify whether

> you would have to execute a new purchase order each month if there are no changes to the number of servers required**.**

2. We note your response to prior comment 2 in your May 16, 2023 response letter states that that "the supplier may change or substitute the miners on a monthly basis based on its own business plan." Please expand upon this statement. Describe the circumstances, aside from replacing old miners with new miners, where the supplier would substitute the miners. Indicate how often miners are substituted by your supplier. Confirm when a substitution would occur in the cycle (e.g., end of the month, mid-month, etc.).

3. We note your response to prior comment 5 in your March 31, 2023 response letter and the cooperation agreement refer to a "list of servers to be rented" that shall be submitted to you. Please describe when you receive the first list. Explain how often you receive a new list and describe what information is provided to you on the list.

4. Please clarify the rental price terms of Section 1.5 of the cooperation agreement. That is, indicate whether rental price changes every month and, if its possible, there is no price change each month. Describe how large of a rental price change can occur. Based on your experience, please provide a range for the price change. Please confirm whether you concluded that payments associated with leases are fixed or variable or a combination of both.

5. We note in your response to prior comment 5 in your March 31, 2023 letter you state you have "entered into a long-term hosting service framework agreement with Bitmain and entrusts Bitmain to host its self-owned and leased mining equipment thereafter, at hosting facilities sourced by Bitmain". Please provide an accounting analysis that addresses whether this hosting services qualifies as a lease or contains an embedded lease. Please ensure that you consider rack space, (e.g., a space on a shelf in a climate-controlled environment that has a plug to access electricity), as well as your accounting for executory services like electricity, hardware maintenance, and network connectivity.

You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrei Sirabionian